STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Infinity Energy Resources, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Infinity Energy Resources, Inc..
2. That a Certificate of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock
   (Title of Certificate Being Corrected)
   was filed by the Secretary of State of Delaware on March 30, 2021 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3. The inaccuracy or defect of said Certificate is: (must be specific)

   The inaccuracy in said Certificate is that it incorrectly stated that the number of shares of the Company's Series A Preferred Stock (the "Preferred Stock") being designated is 2,777,778.

4. Article 2 of the Certificate is corrected to read as follows:

   The series of preferred stock shall be designated as its Series A Convertible Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be 27,778 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a "Holder" and collectively, the "Holders")). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $100.00 (the "Stated Value").

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 20th day of April, A.D. 2021.

By: [signature]
Authorized Officer

Name: Stanton E. Ross
Print or Type

Title: Chief Executive Officer